

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2012

Via E-mail
A. Dale Mayo
Chief Executive Officer and Chairman
Digital Cinema Destinations Corp.
250 East Broad Street
Westfield, New Jersey 07090

> **Re:   Digital Cinema Destinations Corp.**
> **Registration Statement on Form S-1**
> **Filed December 20, 2011**
> **File No. 333-178648**

Dear Mr. Mayo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note references to "transformative movie-going experience," "superior financial results," and "dynamic customer experience" on page 1, "extensive experience" on page 2, "aggressive management" on page 43, "disciplined operating philosophy" on page 44, "favorable theatre level economics" and "well known and highly respected" on page 45, "picturesque New England town" on page 48, "charming college town" on page 49, and "optimizing revenues per square foot" on page 50.  Marketing language that cannot be objectively

substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

2. We note that you had nominal operations until your acquisition of the Rialto and Cranford theaters on December 31, 2010, and that you have presented audited financial statements as of December 31, 2010 and for the years ended December 31, 2010 and 2009. It appears that the Rialto and Cranford combined financial statements represent your predecessor, as defined by Rule 405 in Regulation C. If our understanding is correct, please revise to present your historical financial statements on a predecessor/successor basis with the Rialto and Cranford theaters as your predecessor. In this case, you should present audited annual financial statements of your predecessor, separated by the line of demarcation indicating the change in basis due to the acquisition. Presentation of financial data, operating statistics, pro forma financial information, and discussion of operating results throughout your filing should be similarly revised, as appropriate. Refer to the guidance in Article 8-02 and 8-04 of Regulation S-X. We may have significant additional comments upon review of your revised presentation. Alternatively please explain in detail in your response why you do not consider the acquired operating companies to constitute your predecessor.

Prospectus Summary, page 1

3. Please revise the first paragraph to explain the relationship between Digital Destinations Corp. and Digital Cinema Destinations Corp.

4. Please revise the first reference to the "Transactions" to explain that this refers in part to the planned acquisition of the five Cinema Centers theaters. This may help investors better understand the disclosure that follows.

Our Company, page 1

5. Please revise to balance discussion of cash flow improvements in the first paragraph to disclose your revenues and net losses during the period covered by your most recent audited financials and any interim stub.

6. Please balance reference to your intention "to create an all-digital national footprint" in the first paragraph to state that there is no guarantee that you will be able to do so. If you choose to retain the reference to an aspirational goal of a national footprint, please revise to disclose the approximate number of theatres or screens nationwide so that investors can have a sense of where you are in terms of reaching the goal.

7. Please revise to state what you mean by your "financial return criteria" for potential acquisitions on page one. Additionally please revise the first bullet on

> page 45 under "Our Competitive Strengths" to clarify for investors what you mean by acquiring "high quality assets."

8. Please revise to explain to investors what you mean by an "appropriate mix" of 3D systems in the third paragraph.

9. Please disclose here what percentage of your revenues was derived from alternative content for the quarters since you have been showing it in your theatres.

Our Strategy, page 2

Organic Growth, page 2

10. Please revise the statement "principal factors contributing to our organic growth" to clarify, if true, that you are only referring to planned future growth rather than past growth. If you are also referring to past organic growth please tell us why this is appropriate in light of your short operating history and the language of many of the sections, e.g., "we expect," "We intend," etc.

External Growth, page 3

11. Please disclose what percentage of theaters in the United States is in "free zones" so that investors can have a better understanding of your acquisition strategy.

12. Please balance the statement in the first sentence of the second paragraph regarding smaller theater owners facing potentially "burdensome" capital investments for digital conversion to address the availability of "virtual print fees."

Our Industry, page 3

13. Please balance the statement that movie theaters have "significant room for expansion and growth in the United States" to discuss the declining movie theater attendance over the past decade, as disclosed on page 44.

Risk Factors, page 10

The "virtual print fee" program is expected to expire on September 30, 2012, page 13

14. If the expiration of the virtual print fee program may front-load theater acquisitions prior to September 30, 2012, as it appears that the program may provide theater owners an incentive to sell unconverted theaters at a greater price

> while the theaters still qualify for the program, please disclose. If it will not, please tell us why not.

15. Please add a risk factor disclosing the aggregate increase in salaries and expenses for management described elsewhere in the prospectus as additional funds you will need to net before showing a profit.

An increase in the use of alternative film delivery methods may drive down movie theatre attendance and reduce ticket prices, page 15

16. Please revise the third sentence to discuss the shortening in the theatrical release window that occurred during the past decade.

Use of Proceeds, page 21

17. Please revise to state the interest rate and maturity of the Barco indebtedness.

18. Please revise to discuss your intended use of proceeds in the event you are not able to consummate the Cinema Centers acquisition.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

19. Please revise the description of your entrance into the acquisition agreement to eliminate the term "executed" as such term appears to indicate the transaction has closed.

Significant Events and Fiscal 2012 Outlook

Digital Projector Installation, page 32

20. Please revise your discussion of the digital projector installations to include a discussion of the average cost of each installation inclusive of equipment and labor, and the total spent on these installations to date. Your discussion within "Our Company" in the "Prospectus Summary" on page one should be similarly revised.

Non-GAAP Financial Measures, page 37

21. We note that you have presented the non-GAAP financial measures "Theater-Level Cash Flow" and "Adjusted EBITDA" at several points throughout your filing, but have only presented the required reconciliation here. We also note that where you have presented these measures elsewhere in your filing you have

included footnote disclosure discussing the purpose of the presentation and a general cross-reference to the reconciliations presented here. Please add this page number to the cross-references included in the footnote disclosures elsewhere in your filing for clarity.

## Business, page 43

## Industry Overview and Trends, page 43

22. Please refer to the second sentence of the first paragraph. Please refrain from referring to compound growth rates, here and elsewhere as these represent 2 discrete snapshots in time but do not show trends or events during the remaining period. Additionally please revise the reference to "steady growth in revenues" in the first paragraph given that revenues did not grow from 2003 to 2006 and in fact declined during the period.

## Our Competitive Strengths, page 45

23. Please revise to balance the disclosure in the first bullet point in light of your recent net losses.

24. Please revise to provide a basis for your statement in the second bullet that your theaters are "appropriate in size for the communities they serve."

25. Please delete the reference to management's "demonstrated ability to enhance revenues and realize operating efficiencies through the successful acquisitions and integration of theatre circuits" in the third bullet.

26. Please revise to delete references to beneficial aspects of Cinedigm and Clearview, as this is not an offering of their securities.

27. Please revise the fourth bullet to explain to investors exactly what you mean by "strategic alliances." For example please explain any long-term contract, partnership agreement, or other binding arrangement. If this is referring to vendor relationships please clarify to state this for investors.

## Our Strategy, page 45

28. Please revise the bullets "Alternative Content" and "Marketing" to indicate the status of these initiatives, including what steps you have taken to date, any metrics of success that are documented, and what additional steps you intend to take.

Theatre Operations, page 48

29. Please delete the reference to "increased profitability" in light of your recent net loss and short operating history.

Digitalization, page 50

30. Please explain to us the basis for your statement in the first sentence that members of your management "led" the industry transition to digital projection technology.

31. Please disclose the date of the *Screen Digest* forecast in the second paragraph. Additionally please provide 2010 figures or please advise. These disclosures will allow investors to put the forecast into perspective.

Marketing and Advertising, page 56

32. Please address to what extent you rely on external ticketing websites, search engines, and other third party websites that customers commonly use to find movie times and locations.

Directors and Executive Officers, page 58

33. Please briefly describe the business experience during the past five years for Brett Marks.

Security Ownership of Certain Beneficial Owners and Management, page 64

34. Please revise to provide disclosure for any person who is beneficial owner of more than five percent of any class of your voting securities. We note for example your reference in the Description of Capital Stock section on page 66 to "Mr. Sayegh, one of [y]our 5% shareholders."

Digital Cinema Destinations Corp. and Subsidiaries Consolidated Financial Statements as of June 30, 2011 and for the period from inception date (July 29, 2010) to June 30, 2011

Consolidated Statement of Operations, page F-3

35. Please revise to remove the subtotal labeled "Total cost of operations." As G&A expenses and depreciation and amortization costs are also considered operating costs, the subtotal is confusing. This comment applies to your interim financial statements as well.

Consolidated Statements of Stockholders Equity and Cash Flows, pages F-4 and F-5

36. Please revise the headers for these two statements to indicate amounts are presented in thousands.

Note 2 – Summary of Significant Accounting Policies

Film Rent Expense, page F-9

37. We have reviewed your discussion of "Digital Cinema Implementation" on page 52. We note that the purpose of the virtual print fee program is to encourage conversion of theaters to digital projection platforms. We also note that the motion picture distributors pay the virtual print fees until the earlier of ten years from installation or the date that the exhibitor has recovered its out-of-pocket costs, including any financing costs, for the digital conversion. In view of nature of these incentive payments, please provide your basis in GAAP in support of your conclusion that virtual print fees should be recorded as an offset to film rent expense. In addition, please discuss the consideration given to ASC 605-50-45-13 when arriving at this conclusion.

Note 12 – Net Loss per Share, page F-20

38. Please revise your disclosure to specifically state the number of potentially dilutive securities excluded from your calculation of earnings per share due to anti-dilution. Refer to the guidance in FASB ASC 260-10-50-1(c).

Recent Sales of Unregistered Securities, page II-1

39. Please revise to also provide disclosure for the underwriter's warrants.

Signatures, page II-5

40. Please revise the second half of the signature block so that it is signed by someone with the indicated capacity of either principal accounting officer or controller.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc:     Joseph L. Cannella
         Eaton & Van Winkle LLP